Exhibit 99.3

Shareholder Manual

Annual Ordinary and
Extraordinary General Meeting

April 27, 2021

Index

MESSAGE FROM THE MANAGEMENT	1
GUIDANCE FOR ATTENDANCE	2
Date Time and Place	2
Who may attend the General Meeting	2
Quorum for the holding	2
How to attend the General Meeting	2
Documentation required	2
1) Digital Platform	2
2) Distance Voting	5
Additional Clarifications	6
MATTERS TO BE RESOLVED ON	7
EXHIBIT I – PARTICIPATION REGISTER	8

Message from the Management

Dear Shareholders,

In order to facilitate and encourage your participation in the Annual Ordinary and Extraordinary General Meeting of Suzano SA ("Suzano" or "Company"), to be held on April 27, 2021, at 16:00, exclusively in digital form (“AOEM”), we have prepared this Shareholder Manual (“Manual”).

This document is in line with the principles and good corporate governance practices adopted by the Company, although the full and attentive reading of the other documents related to the AOEM is not waived, especially the Management Proposal, prepared under the Brazilian Securities and Exchange Commission (“CVM”) rules and the Law No. 6,404, of 15 December 1976, as amended (“Brazilian Corporation Law”), and available on Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite the shareholders to attend and express their opinion in the AOEM. However, considering current public health scenario resulting from the COVID-19 pandemic, the Management of the Company, aiming to ensure the integrity, health and safety of its shareholders and other professionals required to hold a general meeting, decided to hold the AOEM only in digital form pursuant to CVM Instruction No. 481, of 17 December 2009, as amended (“ICVM 481/09”). Notwithstanding the attendance in the AOEM through a digital platform as detailed below in this Manual, the Company also strongly encourages the shareholders to use alternative voting mechanisms, in particular by means of using the Distance Voting Ballot, also further detailed in this Manual.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospitals, pharmaceuticals, food, personal care, among others sectors, because Suzano believes that it is only good for the Company if it is good for the world.

Yours Sincerely,

David Feffer	Walter Schalka
Chairman of the Board of Directors	Chief Executive Officer

Shareholders’ General Meeting 1

Guidance

DATE AND TIME
Tuesday, April 27, 2021, at 16:00 (GMT-03:00)

WHERE
Only in digital form in accordance with ICVM 481/09 as hereinafter detailed.

QUORUM FOR THE HOLDING

The Ordinary General Meeting shall be held on first call with the attendance of at least one-fourth (1/4) of the capital stock and the Extraordinary General Meeting shall be held on first call with the attendance of at least two-thirds (2/3) of the capital stock.

WHO MAY ATTEND

All the shareholders who holds common registered shares issued by Suzano may attend the AOEM on their own behalf or by legal representatives or attorneys-in-fact duly appointed under the current legislation and as per the guidance contained in this Manual.

Attendance of Holders of American Depositary Shares (“ADS”)

ADS holders may attend the AOEM, in which they will be represented by The Bank of New York Mellon (“BNY”), as the depositary financial institution, in compliance with the terms and procedures established in the “Deposit Agreement” entered into with Suzano. BNY shall send the voting cards (proxy) to the holders of ADS so they may exercise their voting rights and be represented in the AOEM through their representative in Brazil.

HOW TO ATTEND

The Company’s shareholders may attend the AOEM in two manners: (i) through a digital platform to be made available by the Company for access on the AOEM day and time as detailed herein below in this Manual; or (ii) through the distance voting, pursuant to ICVM 481/09.

DOCUMENTATION REQUIRED

(1) Digital Platform

For the purposes of attendance through a digital platform to be accessed on the AOEM day and time (“Digital Platform”), interested shareholders must express their interest by sending an email until 16:00 of April 25, 2021 to the email address ri@suzano.com.br, with copy to ivabueno@suzano.com.br and walnerj@suzano.com.br, with the information contained in Exhibit I to this Manual, together with (i) proof of ownership of Company’s shares issued no more than four (4) business days prior to the date of the AOEM by the stock transfer agent or custody agent; and (ii) the applicable documents below (“Participation Register”):

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(a)	Individuals: copy of the valid identity document with photo, or, if applicable, valid identity document of the attorney-in-fact and the respective power-of-attorney.

(b)	Legal Person: copy of the valid identity document with photo of the legal representative and copy of the respective representation documents, including the power of attorney and copy of the organizational documents and of the minutes of election of managers.

(c)	Investment Fund: copy of the valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current bylaws of the fund, bylaws or articles of association of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(d)	Attendance by Attorney-in-Fact: The attorney-in-fact shall have been appointed less than one (1) year ago and qualify himself as shareholder or manager of the Company, lawyer enrolled with the Brazilian Bar Association, or financial institution, as applicable.

In accordance with Official Letter/CVM/SEP/No. 01/2021, Shareholders that are legal persons may be represented in the AOEM by their legal representatives or agents duly appointed pursuant to the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, pursuant to the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the AOEM by their legal representatives or agents duly appointed by their manager or administrator, pursuant to their regulations, bylaws or articles of association of their manager or administrator, as applicable.

Considering the current public health scenario resulting from the COVID-19 pandemic and seeking to ensure the health and integrity of our shareholders, our teams, their families and the whole of society, at the same time that we seek to facilitate and encourage the participation of the shareholders in the AOEM, formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation are exempted in relation to the documents indicated above, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

Once the representation documents sent in accordance with the above are found to be in order, information and guidelines for accessing the Digital Platform, including, but not limited to, the password, will be sent up to two (2) hours before the starting time of the AOEM to each shareholder (or the respective attorney-in-fact, as the case may be) that has made the regular Participation Register. Such information and guidance will be forwarded exclusively to the e-mail address informed in the Participation Register, regardless of the e-mail address used by the shareholder (or the respective attorney-in-fact, as the case may be) to send the documents and information for purposes of performing such registration.

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In case of need for documentary complementation and/or additional clarifications in relation to the documents sent for the purposes of the Participation Register, the Company will contact the shareholder (or the respective Attorney, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Digital Platform within the period referred to above.

Pursuant to article 5, paragraph 3, of ICVM 481/09, the Company clarifies that, in case no interest is expressed by the shareholder (or the respective attorney-in-fact, as the case may be) in participating in the AOEM under the terms established above until 16:00 of April 25, 2021 or in case requests for documentary complementation and/or additional clarifications referred to in the previous paragraph are not satisfied in order to attest the regularity of shareholder representation, the shareholder participation in the AOEM through the Digital Platform will not be possible.

The Company also highlights that the information and guidelines for accessing the Digital Platform, including, but not limited to, the password, are unique and non-transferable, being the shareholder (or the respective attorney-in-fact, as the case may be) fully responsible for the possession and confidentiality of the information and guidelines transmitted by the Company under the terms of this Manual.

The Company also requests that, on the day of the AOEM, the qualified shareholders access the Digital Platform at least thirty (30) minutes before the scheduled starting time, in order to allow for access validation and attendance of all shareholders that will use the Digital Platform. Access to the AOEM shall not be granted after it starts.

In anticipation of the access information which shall be sent via e-mail to duly registered shareholders, as described above, the Company notes that the access to the Digital Platform may occur by means of videoconference (in which the participant may watch the meeting and speak, with video and voice transmissions) and of audioconference (in which the participant may only listen to the meeting and speak, with voice transmission).

In order to access the Digital Platform, the following is required: (i) computer with video and audio features that may be activated; and (ii) internet access with at lest 1MB (minimum broadband of 700 Kbps). Access to the videoconference should occur, preferably, through Google Chrome browser, provided that the IOS Safari browser is not compatible with the Digital Platform. Further, the Company recommends that the shareholder disconnects any active VPN or platform which may utilize the computer’s camera before accessing the Digital Platform. In the event of any access difficulties, the shareholder must contact +55 (11) 2820-4100, followed by star zero (*0) for technical support.

Finally, the Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholders, as well as for any other issues external to the Company that may difficult or prevent the shareholder to participate in the AOEM through the Digital Platform.

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(2)            Distance Voting

Pursuant to articles 21-A et. seq. of ICVM 481/09, the Company’s shareholders may also exercise the vote in the AOEM through the distance voting, to be formalized in an electronic document named “Distance Voting Ballot” (“DVB”), available at the Company’s website (www.suzano.com.br/ri) in the area of Documents delivered to CVM - 2021 Meetings and also at CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br).

The distance voting, by means of the DVB, may be exercised in three ways:

(i)	by transmitting the instructions on how to fill in the DVB for the respective shareholders’ custodians, if the shares are deposited in a central securities depository;

(ii)	by transmitting the instructions on how to fill in the DVB to the financial institution engaged by the Company to provide the securities bookkeeping services, if the shares are not deposited in a central securities depository; or

(iii)	by transmitting the duly filled-in DVB directly to the Company, via e-mail (to ri@suzano.com.br, with copy to walnerj@suzano.com.br and ivabueno@suzano.com.br) or by mail (to the Company’s headquarters).

The voting instructions shall be received by the custodian agent, the stock transfer agent or the Company up to seven (7) days before the date of the AOEM, that is, until April 20, 2021 (including such date), unless a different term is established by the respective custodian agents or the stock transfer agent. In case of direct delivery to the Company (even by e-mail), the DVB duly initialed and signed shall be accompanied of the other documents indicated in item (1) above, including, without limitation, proof of the ownership of Company’s shares, being the DVB and such documents also exempt from the formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

After the term for the distance voting, that is December 20, 2021 (including such date), unless a different term is established by the respective custodian agents or the stock transfer agent, the shareholders may not change the voting instructions sent, except at the AOEM itself by means of participation through the Digital Platform, when they may specifically request to disregard the voting instructions sent by DVB, before the respective matter is submitted to voting.

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Once again, considering the delicate moment through which we all are going, due to the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of our teams, their family members and the whole society, strongly encourages the shareholders to use this particular modality of voting, giving priority to the options referred to in items (i) and (ii) above (i.e. transmission of the DVB to the stock transfer agent). In case the option adopted is the delivery of the DVB directly to the Company, the Management requests them to send the documents mentioned in the previous paragraph preferably to the e-mail addresses ri@suzano.com.br, with copy to walnerj@suzano.com.br and ivabueno@suzano.com.br.

ADDITIONAL CLARIFICIATIONS

Voting rights

Each common share issued by the Company entitles to one vote on the resolutions of the AOEM’s agenda.

TALK TO IR
For further information, the Investor Relations Board of Executive Officer of Suzano is at your disposal to any additional clarification through the telephone number (+55 11) 3503-9414 or by e-mail ri@suzano.com.br.

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Matters to be resolved on

Under the terms of the Call Notice published in the Official Gazette of the State of Bahia and in the newspapers "Correio da Bahia" and "Estado de São Paulo" and available on the Company's website (www.suzano.com.br/ri) in the area Documents delivered to CVM – 2021 Meetings and further on CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br), the AOEM agenda will be comprised by the subjects indicated below:

1.              Ordinary General Meeting:

1.1            Examine the management accounts concerning the fiscal year ended 12/31/2020;

1.2            Examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2020, as well as review the management report for such fiscal year;

1.3            Resolve on the absorption of accumulated losses by the balance of capital reserves; and

1.4            Determine the overall annual compensation of the Company’s management, for the fiscal year of 2021

2.              Extraordinary General Meeting

2.1            Restructure the Company's Bylaws, with specific amendments to reflect the changes to the Novo Mercado Rules of B3; and

2.2            Authorize the Company’s management to perform all necessary actions in order to implement the matters approved herein, pursuant to applicable law.

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Exhibit I

Participation Register

Individuals
Full name:
Tax ID (CPF/ME):
Phone:
E-mail:
Complete address:
No. of shares:

Legal Person / Investment Fund
Legal Person / Investment Fund Identification
Corporate Name:
Tax ID (CNPJ/ME):
No. of shares:
Legal Representative Identification
Full name:
Tax ID (CPF/ME):
Title (e.g. Director, Attorney-in-fact, etc.):
Phone:
E-mail:
Complete address:

Attorney-in-Fact
Attorney-in-Fact Identification
Full name:
Tax ID (CPF/ME):
Phone:
E-mail:
Complete address:
Identification of the Grantor, if an Individual
Full name:
Tax ID (CPF/ME):
No. of shares:
Identification of the Grantor, if a Legal Person / Investment Fund
Corporate name:
Tax ID (CNPJ/ME):
No. of shares:

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